Exhibit 99.1

VANCOUVER, British Columbia, Dec. 20, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica

Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced that the next revolution in fully electric urban mobility is coming to the Consumer Electronics Show (CES) 2022, where the Company will showcase several variants of their award-winning single-seat, three-wheel electric SOLO EV at the Las Vegas Convention Center from January 5-8, 2022.

First previewed at CES in 2018, where it won the IHS Markit Innovation Award, the SOLO

EV redefines the idea of personal urban transportation. Today, almost 80 percent of U.S.

daily commutes are done alone in gas-powered passenger vehicles. Not only is this inefficient – leaving three or more empty seats in each car – it also a major environmental concern. Purpose-built around today’s drivers, ElectraMeccanica’s SOLO EVs provide a much-needed tech-forward, eco-friendly solution that addresses the empty space between micro-mobility (like bikes and scooters) and traditional transportation.

At CES 2022, ElectraMeccanica will showcase three SOLO EV variants, including an allnew, conceptual refresh of its flagship, single-seat SOLO EV. Refreshed elements – such as a redesign of the vehicle’s dashboard – were added to improve and optimize overall driver experience and convenience. Innovative touch-screen LED monitors have been added to provide a more seamless user experience with the vehicle’s entertainment, navigation and cabin settings.

Also on display will be the Company’sSOLO Cargo, a modified version of the flagship vehicle, developed based on direct input from prospective commercial and fleet customers.

Replacing the flagship’s traditional hatchback, the SOLO Cargo features a uniquely styled expanded 11.8 sq ft cargo box and other slight modifications to accommodate a wide range of commercial applications – from food delivery to municipal fleet use and beyond. The highly anticipated, fully-electric SOLO Cargo made its debut earlier this year at the Advanced Clean Transportation (ACT) Expo 2021 in Long Beach, CA.

Fresh off its debut at SEMA 2021 and the Los Angeles Auto Show 2021, theSOLO O2 concept vehicle will also be displayed at CES. Highlighting what’s possible with nextgeneration design, ElectraMeccanica’s SOLO O2 is a very popular convertible variant of the flagship SOLO EV.

“CES is the premier event to show the world what the future of clean transportation looks like, so we’re thrilled to be back, showcasing the next chapter in ElectraMeccanica’s story,”

said Kevin Pavlov, CEO of ElectraMeccanica. “The SOLO EV is unlike any other vehicle on the market, and it represents a massive opportunity for consumers and businesses. Not only is it fun to drive, but it’s also the eco-friendly option that today’s drivers want and deserve.”

ElectraMeccanica’s exhibit will be in the Las Vegas Convention CenterWest Hall in Booth

3677.

ElectraMeccanica currently has 20 retail locations across the Western U.S. The Production

SOLO EV can be purchased by reservation now with a fully refundable deposit of $250 USD at: https://owners.electrameccanica.com/checkout

To learn more about how ElectraMeccanica’s bold vision of the future of urban mobility, visit:

www.electrameccanica.com

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group

(949) 259-4987

SOLO@mzgroup.us

Public Relations Contact

Amy Pandya

R&CPMK

(310) 967-3418

amy.pandya@rogersandcowanpmk.com